Via Facsimile and U.S. Mail
Mail Stop 4720

September 9, 2009

Mr. John K. Henry
Senior Vice President and Chief Financial Officer
Duane Reade Holdings, Inc.
440 Ninth Avenue
New York, NY 10001

      Re: **Duane Reade Holdings, Inc.**
             Form 10-K for the Fiscal Year Ended December 27, 2008
             File No. 333-122206-05

Dear Mr. Henry:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Gus Rodriguez
      Branch Chief